Exhibit 21.1

Direct or indirect subsidiaries of COMSovereign Holding Corp., with jurisdiction of incorporation or formation:

•	Dragonwave Corp., a Delaware corporation.
•	Dragonwave-X Canada, Inc., a British Columbia Canada corporation
•	Dragonwave-X, LLC, an Arizona limited liability company.
•	Drone AFS Corp., a Nevada corporation.
•	ComSovereign Corp., a Delaware corporation.
•	Elitise LLC, an Arizona limited liability company.
•	InduraPower, Inc., a Delaware corporation.
•	Lextrum, Inc., a California corporation.
•	Lighter Than Air Systems Corp., d/b/a Drone Aviation Corp, a Florida corporation.
•	Silver Bullet Technology, Inc., a Delaware corporation.
•	Silver Bullet Technology, LLC, a Delaware LLC.
•	Sovereign Plastics, LLC, a Colorado limited liability company.
•	Spring Creek Manufacturing, Inc. a Colorado corporation.
•	CHC Merger Sub 7, Inc. a Virginia corporation.
•	VNC Acquisition, LLC, a Virginia limited liability company.
•	VEO, a California corporation.